Profit and Loss

Fox Pizza Marin LLC

January 1-July 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Discounts given	-295.00
QuickBooks Payments Sales	20.00
Sales	118,848.94
Total for Income	**$118,573.94**
Cost of Goods Sold	
Cost of Goods Sold	18,013.01
Total for Cost of Goods Sold	**$18,013.01**
Gross Profit	**$100,560.93**
Expenses	
Banking Fees	1,927.96
Health Insurance Premiums	2,454.54
Marketing Expense	3,129.19
Operating Expenses	21,198.95
QuickBooks Payments Fees	353.56
Rent	5,030.00
Sales Tax	3,290.00
Total for Expenses	**$37,384.20**
Net Operating Income	**$63,176.73**
Other Income	
Tips Income	173.31
Total for Other Income	**$173.31**
Other Expenses	
Net Other Income	**$173.31**
Net Income	**$63,350.04**

Balance Sheet

Fox Pizza Marin LLC

As of July 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Checking Account (1771)	3,641.08
Owner Draw	37,673.00
Total for Bank Accounts	**$41,314.08**
Accounts Receivable	
Accounts Receivable (A/R)	21,409.65
Total for Accounts Receivable	**$21,409.65**
Other Current Assets	
Undeposited Funds	
Total for Other Current Assets	**0**
Total for Current Assets	**$62,723.73**
Fixed Assets	
Other Assets	
Fixed Assets	898.34
Startup Expenses	1,624.35
Total for Other Assets	**$2,522.69**
Total for Assets	**$65,246.42**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Credit Card (3083)	3,686.32
Total for Credit Cards	**$3,686.32**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	430.20
Total for Other Current Liabilities	**$430.20**
Total for Current Liabilities	**$4,116.52**
Long-term Liabilities	
Total for Liabilities	**$4,116.52**
Equity	
Retained Earnings	-8,910.14
Net Income	63,350.04
Opening Balance Equity	6,690.00
Total for Equity	**$61,129.90**
Total for Liabilities and Equity	**$65,246.42**

Statement of Cash Flows

Fox Pizza Marin LLC

January 1-July 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	63,350.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-21,409.65
California Department of Tax and Fee Administration Payable	430.20
Credit Card (3083)	-1,780.76
Startup Expenses	-574.35
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$23,334.56**
Net cash provided by operating activities	**$40,015.48**
INVESTING ACTIVITIES	0
FINANCING ACTIVITIES	0
NET CASH INCREASE FOR PERIOD	**$40,015.48**
Cash at beginning of period	**$1,298.60**
CASH AT END OF PERIOD	**$41,314.08**